Exhibit A


              TOY BIZ SPECIAL COMMITTEE ENDORSES ANDREWS GROUP
                 ACQUISITION OF TOY BIZ CLASS A COMMON STOCK
                              FOR $22.50 PER SHARE

               New York, New York, December 16, 1996 -- Andrews Group Incorporated announced today that a special committee of the Board of Directors of Toy Biz, Inc. (NYSE: TBZ) has agreed to endorse a transaction under which Andrews Group will acquire all shares of Toy Biz Class A common stock held by the Toy Biz common stockholders at a price of $22.50 per share.

               As previously announced, on November 20, 1996 Andrews Group entered into stock purchase agreements with Isaac Perlmutter and Avi Arad, the holders of approximately 67% of the Toy Biz Class A common stock, to acquire their shares for a combination of cash and Andrews Group debt valued in the aggregate at about $17 per share and had proposed to Toy Biz that it acquire the remaining Class A common stock at $19 per share.

               As previously announced, Andrews Group has proposed that it also acquire additional shares of Marvel Entertainment Group, Inc. (NYSE: MRV) common stock from Marvel and that Toy Biz become a wholly owned subsidiary of Marvel. The consummation of the proposed transaction with Toy Biz is, among other things, conditioned upon consummation of the Andrews Group investment in Marvel and the execution of definitive documentation with Toy
     Biz.